UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)

Madison Covered Call & Equity Strategy Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

557437100
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 557437100

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,827,364
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 1,827,364
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,827,364
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.48%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 557437100

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,950
	8	SHARED VOTING POWER 42,685
	9	SOLE DISPOSITIVE POWER 76,950
	10	SHARED DISPOSITIVE POWER 42,685
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 557437100

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned ("Amendment No. 5"). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration..

Item 3 is hereby amended and restated to read as follows:

Karpus, an independent registered investment advisor, has accumulated 1,827,364 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents approximately 9.48% of the outstanding Shares. All funds that have been utilized in making such purchases are from such Accounts.

The aggregate purchase price of the 1,827,364 Shares beneficially owned by Karpus Investment Management is approximately $13,878,866, excluding brokerage commissions.

The aggregate purchase price of the 119,635 Shares held by Mr. Karpus and the Karpus Entities is approximately $865,661, excluding brokerage commissions.

CUSIP NO. 557437100

Item 4.	Purpose of Transaction..

Item 4 is hereby amended to add the following:

Karpus, an indepependent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fits the investment guidelines for various Accounts. Shares have been acquired since July 10, 2015.

On February 15, 2018, Karpus sent a letter containing a stockholder proposal for the Fund's 2018 Annual Meeting. A copy of the letter is attached as Exhibit 99.1.

CUSIP NO. 557437100

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 19,268,423 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2017 as reported in the Issuer’s Certified Shareholder Report, Semi-Annual, of Registered Management Investment Companies on Form N-CSRS, filed with the Securities and Exchange Commission on September 1, 2017.

A ..	Karpus Investment Management

(a)	As of the close of business on May 11, 2018, Karpus Investment Management beneficially owned 1,827,364 Shares held in the Accounts.

Percentage: 9.48%

(b)	1. Sole power to vote or direct vote: 1,827,364
2. Shared power to vote or direct vote: -
3. Sole power to dispose or direct the disposition: 1,827,364
4. Shared power to dispose or direct the disposition: -

(c)	The transactions in the Shares by Karpus over the last 60 days are set forth in Schedule B and are incorporated herein by reference.
B ..	George W. Karpus

(a)
As of the close of business on May 11, 2018, George W. Karpus beneficially owned 76,950 Shares. In addition, George W. Karpus may be deemed to beneficially own the 42,685 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 76,950
2. Shared power to vote or direct vote: 42,685
3. Sole power to dispose or direct the disposition: 76,950
4. Shared power to dispose or direct the disposition: 42,685

(c)	Mr. Karpus nor the Karpus Entities had any transactions in the Shares during the past 60 days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 557437100

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 15, 2018, Karpus sent a 14a-8 shareholder proposal to the Fund, referenced in Item 4, above, and attached as Exhibit 99.1 hereto.

CUSIP NO. 557437100

Item 7.	Material to be Filed as Exhibits..

99.1	14a-8 Shareholder Proposal sent to the Fund on February 15, 2018

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 12, 2018

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS

CUSIP NO. 557437100

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	400 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

SCHEDULE B

Transactions in the Shares over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(2,500)	$7.66	3/12/2018
Sale of Common Stock	(450)	$7.49	3/14/2018
Sale of Common Stock	(200)	$7.38	3/19/2018
Sale of Common Stock	(700)	$7.18	3/26/2018
Sale of Common Stock	(900)	$7.22	3/29/2018
Sale of Common Stock	(180)	$7.22	4/5/2018
Sale of Common Stock	(200)	$7.24	4/6/2018
Sale of Common Stock	(500)	$7.26	4/9/2018
Sale of Common Stock	(1,500)	$7.35	4/13/2018
Sale of Common Stock	(1,906)	$7.37	4/16/2018
Sale of Common Stock	(1,929)	$7.40	4/17/2018
Sale of Common Stock	(440)	$7.43	4/18/2018
Sale of Common Stock	(21,468)	$7.38	4/19/2018
Sale of Common Stock	(10,937)	$7.33	4/20/2018
Sale of Common Stock	(1,700)	$7.34	4/23/2018
Sale of Common Stock	(7,282)	$7.37	4/24/2018
Sale of Common Stock	(3,800)	$7.29	4/25/2018
Sale of Common Stock	(6,605)	$7.32	5/1/2018
Sale of Common Stock	(32,224)	$7.32	5/2/2018
Sale of Common Stock	(4,699)	$7.25	5/3/2018
Sale of Common Stock	(1,300)	$7.27	5/4/2018
Sale of Common Stock	(4,009)	$7.36	5/7/2018
Sale of Common Stock	(76,906)	$7.33	5/8/2018
Sale of Common Stock	(300)	$7.43	5/10/2018
Sale of Common Stock	(5,434)	$7.49	5/11/2018

EXHIBIT 99.1

14a-8 Shareholder Proposal Sent to the Fund on February 15, 2018

Exhibit 1
U.S. Bank N.A. Letter

Exhibit 2
Cede & Co. Letter